Exhibit 3

For Immediate Release	28 May 2015

WPP PLC (“WPP”)

Kinetic and GroupM acquire majority stake in Poster Conseil

WPP announces that its wholly-owned operating companies, Kinetic and GroupM, have agreed to acquire a majority stake in Financiere Poster (“Poster Conseil”), the leading out-of-home (OOH) specialist in France.

Poster Conseil manages media planning and buying for agencies and direct clients, and provides planning and measurement technologies to both agencies and vendors. It employs 25 people and is based in Paris.

Poster Conseil will continue to be led by CEO Xavier Sorato. The agency’s consolidated revenues for the year ended 31 December 2014 were EUR9.8 million, with gross assets of EUR8.5 million.

Tenthavenue, Kinetic’s parent company, is a global leader in developing and delivering content that aligns brand objectives with consumer needs in OOH and moving environments. The subsidiary companies of tenthavenue provide comprehensive branding services in global in-flight entertainment, OOH media advertising, mobile marketing and digital publishing.

GroupM is the leading global media investment management operation. It serves as the parent company to WPP media agencies including Maxus, MEC, MediaCom and Mindshare. WPP’s media investment management division has revenues of over US$5 billion and employs more than 25,000 people (including associates).

This investment continues WPP’s strategy of investing in important markets such as France, where WPP companies (including associates) collectively generate revenues of around US$800 million and employ approximately 5,000 people.

Contact Feona McEwan, WPP Chris Wade, WPP	+44 (0)20 7408 2204